UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 19, 2020

COLLIER CREEK HOLDINGS

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38686	98-1425274
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Park Avenue, 58th Floor

New York, NY 10166

(Address of principal executive offices, including zip code)

(212) 355-5515

Registrant’s telephone number, including area code:

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable Warrant to purchase one Class A ordinary share	CCH.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCH	New York Stock Exchange
Warrants, each exercisable for one Class A ordinary share for $11.50 per share	CCH WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously disclosed, on June 5, 2020, Collier Creek Holdings, a Cayman Islands exempted company (“Collier Creek”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Collier Creek, Utz Brands Holdings, LLC (“Utz”), and certain owners of Utz. A copy of the Business Combination Agreement was attached as Exhibit 2.1 to Collier Creek’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 5, 2020.

Subsequently, Collier Creek received a letter (the “Shareholder Letter”) from a purported shareholder of Collier Creek claiming certain allegedly material omissions in its preliminary proxy statement/prospectus filed on June 12, 2020 (as amended, the “Proxy Statement”) in connection with the transactions contemplated by the Business Combination Agreement (together, the “Business Combination”).

While Collier Creek believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the plaintiff’s disclosure claims in the Shareholder Letter, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, Collier Creek has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Collier Creek specifically denies all allegations in the Shareholder Letter that any additional disclosure was or is required. Collier Creek believes the Shareholder Letter is without merit.

Supplemental Disclosures to Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the first paragraph on page 157 of the Proxy Statement under the heading “Background of the Business Combination”.

On June 18, 2019, Mr. Giordano shared presentation materials with Mr. Lissette summarizing initial valuation perspectives, incorporating information received to date. Throughout June and July 2019, Messrs. Giordano and Lissette continued to engage in discussions regarding a potential transaction. Mr. Lissette indicated Utz was in advanced discussions with two potential acquisition targets that might impact the structure and timing of a potential combination with Collier Creek. During this time, Collier Creek worked with certain individuals from Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, its financial advisors, to conduct further due diligence. In connection with the consummation of the Business Combination, such financial advisors will be entitled to deferred underwriting compensation as set forth in the IPO registration statement, with payment due at the Closing. Certain of the financial advisors have also performed various services to the parties to the Business Combination Agreement and their affiliates in the past. Also during this time, several other Collier Creek Directors, including Craig Steeneck and William Toler, conducted introductory phone calls with Mr. Lissette.

The following disclosure replaces the sixth full paragraph on page 156 of the Proxy Statement under the heading “Background of the Business Combination”.

After the IPO, Collier Creek initiated contact with more than 40 potential targets and/or their advisors, including both privately held companies and assets or divisions owned by publicly traded companies. Of those potential targets, Collier Creek entered into non-disclosure agreements with approximately 13 and conducted additional due diligence and/or detailed discussions with approximately seven. Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions.

The following disclosure replaces the seventh paragraph on page 160 of the Proxy Statement under the heading “Background of the Business Combination”.

During the month of May 2020, the parties continued to make progress in finalizing the definitive documentation with respect to the Business Combination, including the Business Combination Agreement and all documents ancillary thereto. On each of May 1, May 11 and May 18, 2020, the parties agreed to extend the exclusivity arrangement set forth in the Letter of Intent through May 11, May 18 and June 1, 2020, respectively, based on the parties’ continued progress towards execution. On May 14, 2020, the Unit Purchase Agreement was sent by Utz to UPA Seller. Throughout May 2020, the parties negotiated the final open issues in the documents, including with respect to certain tax matters, certain prohibited affiliate transactions, certain mechanics regarding the Sellers’ exchange rights, the terms of the go-forward management incentive arrangements of the Company and certain governance matters regarding Utz following the closing. In the context of negotiating the Investor Rights Agreement, the parties agreed that, upon consummation of the Business Combination, the Sellers will initially have the right to nominate five board members and the Sponsor or Sponsor Representative, as applicable, will initially have the right to nominate five board members to the Company Board (the “Sponsor Directors”). The initial Sponsor Directors will include Roger K. Deromedi, Craig D. Steeneck, Antonio F. Fernandez and Jason K. Giordano. The remaining Collier Creek officers and members of the Collier Creek Board will no longer serve as directors or officers of the Company, and will not otherwise be employees of the Company, upon consummation of the Business Combination.

General Meeting Dial-in Information

As previously announced, the extraordinary general meeting of Collier Creek shareholders (the “General Meeting”) will be held on Thursday, August 27, 2020 at 9:00 a.m., New York City Time. On August 19, 2020, Collier Creek issued a press release announcing that, due to the public health and safety concerns related to the coronavirus (COVID-19) pandemic and recommendations and orders from federal and New York authorities, the General Meeting will be held remotely by teleconference. The purpose of the General Meeting is to vote on certain proposals relating to the previously announced Business Combination Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K.

The general meeting will be accessible by dialing (833) 792-4157 (toll free—North America) or (209) 940-8048 (International) and entering passcode 7238758. Shareholders will be able to ask questions of Collier Creek management via the conference line.

All information about the General Meeting, including the definitive proxy statement, is available at www.cstproxy.com/colliercreekholdings/2020.

Additional Information

Collier Creek has filed, and the SEC has declared effective, a registration statement on Form S-4 containing a definitive proxy statement and a prospectus of Collier Creek relating to the proposed Business Combination that has been mailed to its shareholders. Collier Creek’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with Collier Creek’s solicitation of proxies for the special meeting to be held to approve the Business Combination as these materials will contain important information about Utz and Collier Creek and the proposed Business Combination. The definitive proxy statement/prospectus has been mailed to the shareholders of Collier Creek as of the record date of July 30, 2020. Such shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

Participants in the Solicitation

Collier Creek, Utz and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Collier Creek’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Collier Creek’s directors and officers in Collier Creek’s filings with the SEC, including Collier Creek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020, and such information and names of Utz’s directors and executive officers are in the Registration Statement on Form S-4 (File Number 333-239151) initially filed with the SEC on June 12, 2020 by Collier Creek, which includes the proxy statement/prospectus of Collier Creek for the Business Combination. Shareholders can obtain copies of Collier Creek’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Collier Creek’s and Utz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Collier Creek’s and Utz’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Collier Creek’s and Utz’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Collier Creek and Utz following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Collier Creek or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Collier Creek’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Utz or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those included in the section “Risk Factors,” and in Collier Creek’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Collier Creek considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Collier Creek cautions that the foregoing list of factors is not exclusive. Collier Creek cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Collier Creek does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Press Release, dated August 19, 2020
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLLIER CREEK HOLDINGS

Date: August 19, 2020	By:	/s/ Jason K. Giordano
	Name:	Jason K. Giordano
	Title:	Co-Executive Chairman

Exhibit 99.1

Collier Creek Holdings Announces Extraordinary General Meeting Teleconference Details

New York, NY, August 19, 2020 – Collier Creek Holdings (“Collier Creek”) (NYSE: CCH, CCH.U, CCH WS), today announced that, due to the public health and safety concerns related to the coronavirus (COVID-19) pandemic and recommendations and orders from federal and New York authorities, Collier Creek’s extraordinary general meeting, which will be held on Thursday, August 27, 2020 at 9:00 a.m., New York City Time (the “General Meeting”), will be held remotely by teleconference. The purpose of the General Meeting is to vote on certain proposals relating to the previously announced Business Combination Agreement, dated as of June 5, 2020 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Collier Creek, Utz Brands Holdings, LLC (“Utz”) and certain holders of Utz.

The General Meeting will be accessible by dialing (833) 792-4157 (toll free—North America) or (209) 940-8048 (International) and entering passcode 7238758. Shareholders will be able to ask questions of Collier Creek management via the conference line.

General Information

All information about the General Meeting, including the definitive proxy statement, is available at www.cstproxy.com/colliercreekholdings/2020.

In connection with the Business Combination, Collier Creek has filed a definitive proxy statement and prospectus, which has been mailed, together with other relevant documents, to its shareholders. Investors and security holders of Collier Creek are advised to read the definitive proxy statement/prospectus in connection with Collier Creek’s solicitation of proxies for the General Meeting of shareholders, at which the Business Combination (and related matters) will be considered and voted upon, because the definitive proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus was mailed to shareholders of Collier Creek as of July 30, 2020. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus, without charge, on the SEC website at www.sec.gov or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166.

Participants in the Solicitation

Collier Creek, Utz and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Collier Creek’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Collier Creek’s directors and officers and such information and names of Utz’s directors and executive officers in the definitive proxy statement/prospectus, which was filed with the SEC on August 7, 2020.

About Collier Creek

Collier Creek is a special purpose acquisition company that completed its initial public offering in October 2018, raising $440 million in proceeds. Collier Creek was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Collier Creek was co-founded by Roger K. Deromedi, Chinh E. Chu, and Jason K. Giordano, who bring over 80 years of combined investing and operating experience, with a focus on the consumer goods sector. Mr. Deromedi is the former Chairman of Pinnacle Foods and the former Chief Executive Officer of Kraft Foods. Mr. Chu and Mr. Giordano are Senior Managing Directors of CC Capital, a private investment firm. Collier Creek’s Class A common shares, units, and warrants trade on the NYSE under the symbols CCH, CCH.U, and CCH WS, respectively. For more information, please visit www.colliercreekholdings.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Collier Creek’s and Utz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Collier Creek’s and Utz’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Collier Creek’s and Utz’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the outcome of any legal proceedings that may be instituted against Collier Creek and Utz following the announcement of the business combination agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Collier Creek or other conditions to closing in the business combination agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement or could otherwise cause the business combination to fail to close; (5) the amount of redemption requests made by Collier Creek’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Utz or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those included in the section “Risk Factors,” and in Collier Creek’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Collier Creek considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Collier Creek cautions that the foregoing list of factors is not exclusive. Collier Creek cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Collier Creek does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by law.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Investor Contacts

Katie Turner

ICR

646-277-1228

Katie.Turner@icrinc.com

Media Contacts

Collier Creek:

Jonathan Keehner / Tim Ragones / Kate Thompson

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449